RMS

Securities and Exchange

JAN 29 2018

RECEIVED

18000143

)N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~69269~~

8-69629

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12-01-2016 (MM/DD/YY) AND ENDING 11-30-2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T&G Private Capital

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 Broadway 9th Floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Clarke Gray 212-916-7450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway 15th Floor (Address) NY (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hudsonfield Securities LLC, as of January 27, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Micah A. Taylor
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02TA6125117
Qualified in Richmond County
Commission Expires Oct. 02, 2017

Notary Public

Signature

CFO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUDSONFIELD SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

November 30, 2017

PUBLIC DOCUMENT PURSUANT TO RULE 17a-5(e)(3)

HUDSONFIELD SECURITIES LLC

CONTENTS

NOVEMBER 30, 2017

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com
Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
HudsonField Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of HudsonField Securities LLC, as of November 30, 2017. This statement of financial condition is the responsibility of HudsonField Securities LLC's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HudsonField Securities LLC as of November 30, 2017, in accordance with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
January 27, 2018

HUDSONFIELD SECURITIES LLC
Statement of Financial Condition
November 30, 2017

ASSETS:	
Cash	$ 8,748
TOTAL ASSETS	$ 8,748
LIABILITIES AND MEMBER'S EQUITY:	
Accounts payable and accrued expenses	$ 2,000
TOTAL LIABILITIES	2,000
Member's Equity	6,748
TOTAL MEMBER'S EQUITY	6,748
TOTAL *LIABILITIES AND MEMBER'S EQUITY*	$ 8,748

See accompanying notes to financial statement

HUDSONFIELD SECURITIES LLC

Notes to Financial Statements

November 30, 2017

Note 1 - Nature of Business and Summary of Significant Accounting Policies

HudsonField Securities LLC (the "Company" or "HFS"), a wholly owned subsidiary of HF Holdco LLC, was established on April 21, 2015 as a Delaware limited liability company. On November 3, 2015 the Company was approved as a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company engages in private placement transactions for issuers in the oil and gas industry with institutional and high net worth investors.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Basis of Presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (cont'd)

Income Taxes

The Company is a LLC, and files consolidated tax returns with its Parent. The members of a LLC are taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no provision or liability for federal and state income taxes has been included in the financial statements.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of November 30, 2017, all prior returns are the open federal and state tax years. There were no interest or penalties recorded during the period ended November 30, 2017.

Credit Risk

The only credit risk taken by the Company occurs when cash balances in a bank account exceeds the Federal Deposit Insurance Corporation (FDIC) insurance and when receivables are under collateralized. There have been no losses related to these risks.

Note 2 - Net Capital Requirements

As a member of FINRA and registered with the Securities and Exchange Commission the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company does not carry customer accounts nor accept customer funds or securities.

At November 30, 2017 the Company had net capital of $6,748 which was $1,748 in excess of its minimum net capital requirement of $5,000.

Note 3 - Income Taxes

The Company evaluates its uncertain tax positions under the provisions of ASC 740 "Income Taxes". ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits". A liability is recognized for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740. As of November 30, 2017, no liability for unrecognized tax benefits was required to be recorded. In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "interest expense, net" in the consolidated statements. As of November 30, 2017 there were none.

Note 4 - Commitments and Contingencies

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

There are no other material commitments or contingencies. However, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 5 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to November 30, 2017, through January 27, 2018, the date when the financial statements were issued. Subsequent to November 30, 2017 the Company requested FINRA's approval to sell HFS's ownership from HF Holdco LLC to a non-related entity. The request was approved on December 21, 2017. There were no other events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements